SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 16, 2005	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, November 16, 2005
CPR TO PROVIDE INFORMATION ABOUT 2006 PROSPECTS AND
EARNINGS EXPECTATIONS IN ANALYST WORKSHOP TODAY
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) will provide information today about its prospects for 2006, including earnings expectations and the revenue and demand outlook for freight. The outlook will be provided during CPR’s fourth annual Analyst Workshop, which will begin at 11 a.m. ET today and will be Webcast live.
Earnings per share are expected to be in the range of $3.70 to $3.85 in 2006, compared with anticipated earnings per share of $3.15 to $3.25 in 2005, excluding foreign exchange gains and losses on long-term debt and other specified items. The 2006 outlook is premised on oil prices averaging US$58 per barrel and an average exchange rate of $1.18 per U.S. dollar (US$0.85).
Overall, CPR expects to grow revenue by 6 per cent to 8 per cent in 2006, compared with 2005, based on volume growth, higher prices and increased yield.
CPR said it anticipates continued strong demand in bulk commodities, driven by expanded coal and potash mine production, increased grain exports and robust offshore markets for sulphur.
Further growth and price increases are expected in intermodal freight as North American retailers continue to source consumer products from Asia. CPR anticipates a shift of traffic in the domestic intermodal market to rail from truck as high fuel prices and driver shortages diminish the competitiveness of highway transport.
CPR expects to increase price and yield and to convert traffic to rail from truck in the merchandise sector, which includes forest, industrial and automotive products, as well as energy and chemicals.
Expense management in 2006 will concentrate on continued progress in executing scheduled railway operations, which will increase productivity and reduce administration and other costs.
Capital investment is expected to be in the range of $810 million to $825 million in 2006, a decline from anticipated capital spending of $900 million to $920 million in 2005.

CPR expects free cash flow after dividends to be in excess of $200 million in 2006, compared with $50 million to $100 million anticipated in 2005.
A live audio Webcast of today’s Analyst Workshop and all presentation slides will be available on the Investors section of CPR’s Website, www.cpr.ca. The Webcast and presentation slides will also be archived on the Website.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca